                                                              Filed pursuant to
                                                                 Rule 424(b)(3)
                                                                     333-201860
                      BRIGHTHOUSE LIFE INSURANCE COMPANY
           BRIGHTHOUSE RETIREMENT ACCOUNT--LIQUIDITY BENEFIT OPTION

                         SUPPLEMENT DATED MAY 1, 2017

        TO THE BRIGHTHOUSE RETIREMENT ACCOUNT--LIQUIDITY BENEFIT OPTION
                         PROSPECTUS DATED MAY 1, 2015

This supplement revises and, to the extent inconsistent therewith, replaces information contained in the Prospectus. Certain terms used in this supplement have special meanings. If a term is not defined in this supplement, it has the meaning given to it in the Prospectus. It should be read in its entirety and kept together with Your Prospectus for future reference. If You have any questions or would like a copy of the Prospectus, please contact Us at 1-800-842-9406, or write Us at Brighthouse Life Insurance Company, Annuity Service Office, 4700 Westown Parkway, Ste. 200, West Des Moines, IA, 50266.

The Prospectus is revised as follows:

    1. Effective March 6, 2017, the following name changes occurred:

FORMER NAME                                      NEW NAME
---------------------------------------------------------------------------------------
MetLife Insurance Company USA (MetLife USA)      Brighthouse Life Insurance Company
                                                 (BLIC)
---------------------------------------------------------------------------------------
MetLife of CT Separate Account Eleven for        Brighthouse Separate Account Eleven
Variable Annuities                               for Variable Annuities
---------------------------------------------------------------------------------------
MetLife Retirement Account                       Brighthouse Retirement Account

      Your prospectus is updated accordingly.

    2. Replace the first paragraph under the heading "THE INSURANCE COMPANY -- LIQUIDITY BENEFIT -- RISK" with the following:

       Brighthouse Life Insurance Company is a stock life insurance company originally chartered in Connecticut in 1863 and currently subject to the laws of the State of Delaware. The Company was previously known as MetLife Insurance Company of Connecticut but changed its name to MetLife Insurance Company USA when it changed its state of domicile from Connecticut to Delaware on November 14, 2014. We changed our name to Brighthouse Life Insurance Company on March 6, 2017. The Company is licensed to conduct business in all states of the United States, except New York, and in the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a subsidiary of, and controlled by, MetLife, Inc., a publicly-traded company (see "Planned Separation from MetLife, Inc." below). MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and financial services to individuals and institutional customers.

       PLANNED SEPARATION FROM METLIFE, INC.

       In January 2016, MetLife, Inc. announced its plan to pursue the separation of a substantial portion of its U.S. retail business. In preparation for the planned separation, in August 2016 MetLife, Inc. formed a new, wholly-owned Delaware holding company, Brighthouse Financial, Inc. (Brighthouse Financial), which filed a registration statement on Form 10 (the Form 10) with the SEC in October 2016, as amended in December 2016, reflecting MetLife Inc.'s current initiative to conduct the separation in the form of a spin-off.

       To effect the separation, first, MetLife, Inc. expects to undertake the restructuring described in more detail in the Form 10. The restructuring would result in future Brighthouse Financial subsidiaries, including the Company, being wholly-owned subsidiaries of Brighthouse Financial. Following the restructuring, MetLife, Inc. would distribute at least 80.1% of Brighthouse Financial's common stock to MetLife Inc.'s shareholders (the Distribution), and Brighthouse Financial would become a separate, publicly traded company. The separation remains subject to certain conditions including, among others, obtaining final approval from the MetLife, Inc. board of directors, receipt of a favorable IRS ruling and an opinion from MetLife, Inc.'s tax advisor regarding certain U.S. federal income tax matters, receipt of the approval of state insurance and other regulatory authorities and an SEC declaration of the effectiveness of the Form 10.

       Following the Distribution, if it occurs, the Company will be a wholly-owned subsidiary of, and ultimately controlled by, Brighthouse Financial. MetLife, Inc. currently plans to dispose of its remaining shares of Brighthouse Financial common stock as soon as practicable following the Distribution, but in no event later than five years after the Distribution. For more information about Brighthouse Financial and the Distribution, please see the most recent amendment to Brighthouse Financial's Form 10 (SEC File No. 001-37905), available via the SEC's EDGAR system on its website at https://www.sec.gov/edgar/searchedgar/companysearch.html.

       No assurances can be given regarding the final form the Distribution (or any alternative separation transaction) may take or the specific terms thereof, or that the Distribution (or any other form of separation) will in fact occur. However, any separation transaction will not affect the terms or conditions of your variable Contract. The Company will remain fully responsible for its contractual obligations to variable Contract owners, and you should carefully consider the potential impact of any separation transaction that may occur on the Company's financial strength and claims-paying ability.

    3. Effective March 6, 2017, Brighthouse Life Insurance Company entered into a new Principal Underwriting and Distribution Agreement with Brighthouse Securities, LLC, 11225 North Community House Road, Charlotte, NC 28277. Accordingly, all references in your prospectus to MetLife Investors Distribution Company ("MLIDC") or Distributor refer to Brighthouse Securities, LLC.

    4. In July 1, 2016, MetLife, Inc. completed the sale of its affiliated broker-dealer, MetLife Securities, Inc., a selling firm described in your prospectus.

       As a result of the transaction, please note the following:

       MetLife Securities, Inc. is no longer an affiliate of the insurance company that issues your contract or policy. All references in your prospectus to MetLife Securities, Inc. being an affiliate of the insurance company that issues your contract or policy are deleted.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

 Book 144S                                                        May 1, 2017